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                           December 22, 2021

       Scott LaPorta
       CEO
       Sugarfina Corp
       5275 W Diablo Dr., Suite A1-101
       Las Vegas, NV 89118

                                                        Re: Sugarfina Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment
                                                            Filed December 20,
2021
                                                            File No. 024-11352

       Dear Mr. LaPorta:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jeanne Campanelli